Exhibit 99.1

Alcentra Capital Corporation

Computation of Ratios of Earnings to Fixed Charges

	Six Months Ended June 30, 2014
	Alcentra Capital Corporation for the Period From	BNY Mellon-Alcentra Mezzanine III, L.P. for the Period From	BNY Mellon-Alcentra Mezzanine III, L.P. for the Year Ended	BNY Mellon-Alcentra Mezzanine III, L.P. for the Year Ended
	May 8, 2014 to June 30, 2014(2)	January 1, to May 7, 2014	December 31, 2013	December 31, 2012

Earnings:
Net increase in net assets resulting from operations	$3,787,100	$9,954,110	$9,652,411	$15,448,530
Income tax expense, including excise tax	—	—	—	—
Total earnings before taxes	$3,787,100	$9,954,110	$9,652,411	$15,448,530
Fixed Charges:
Interest expense	$290,134	$50,214	$138,224	$89,808
Total fixed charges	$290,134	$50,214	$138,224	$89,808
Earnings available to cover fixed charges	$4,077,234	$10,004,324	$9,790,635	$15,538,338
Ratio of earnings to fixed charges	14.05	199.23	70.83	173.02